UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SemGroup Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

81663A105
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☒  Rule 13d-1(b)
         ☐  Rule 13d-1(c)
         ☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663A105

1.	Name of Reporting Person Crédit Agricole S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,029,157
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,029,157
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,029,157
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.88%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81663A105

1.	Name of Reporting Person Crédit Agricole Corporate and Investment Bank
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,029,157
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,029,157
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,029,157
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.88%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81663A105

STATEMENT ON SCHEDULE 13G

As provided in the Joint Filing Agreement (previously filed as Exhibit 1 to the Schedule 13G to which this Amendment applies) Crédit Agricole S.A. (“Crédit Agricole”) and Crédit Agricole Corporate and Investment Bank (“CACIB”) have agreed to file one statement with respect to their ownership of Class A Common Stock, par value $0.01 per share, of SemGroup Corporation.  Crédit Agricole is the parent company of CACIB, holding 97.3% of the shares of CACIB.

Item 1.

(a)           Name of Issuer:

SemGroup Corporation

 (b)           Address of Issuer’s Principal Executive Offices:

Two Warren Place
6120 South Yale Avenue,
Suite 700
Tulsa, OK 74136

Item 2.

(a)           Name of Person Filing:

Crédit Agricole S.A.
Crédit Agricole Corporate and Investment Bank

(b)           Address of Principal Business Office or, if None, Residence:

Crédit Agricole S.A. has its registered office at:

91-93 boulevard Pasteur
75015 Paris, France

Crédit Agricole Corporate and Investment Bank has its registered office at:

9, quai du Président Paul Doumer
92920 Paris – La Défense, France

(c)           Citizenship:

See Item 4 of each cover page.

 (d)           Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

(e)           CUSIP Number:

81663A105

CUSIP No. 81663A105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a–3);

(j)	☒ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Crédit Agricole S.A. is a French bank organized under the laws of France as a société anonyme.

Crédit Agricole Corporate and Investment Bank is a French bank organized under the laws of France as a société anonyme.

Item 4. Ownership

(a) Amount Beneficially Owned: See Item 9 of each cover page.

(b) Percent of Class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

CUSIP No. 81663A105

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a French bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 81663A105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2012

CREDIT AGRICOLE S.A.
By:	/s/ Olivier Guilhamon Name: Olivier Guilhamon Title: Head of Group Compliance, Crédit Agricole S.A.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK
By:	/s/ Paule Cellard Name: Paule Cellard Title: Head of Compliance